Tuesday 30th July 2013

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 29th July 2013, the Company held its 2013 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Details	For (% of shares voted)	Against (% of shares voted)
1		To receive the Annual Report and Accounts	99.87	0.13

2		To declare a final dividend	99.91	0.09

3		To re-elect Sir Peter Gershon	98.82	1.18

4		To re-elect Steve Holliday	98.95	1.05

5		To re-elect Andrew Bonfield	98.95	1.05

6		To re-elect Tom King	99.05	0.95

7		To re-elect Nick Winser	98.94	1.06

8		To re-elect Philip Aiken	95.96	4.04

9		To re-elect Nora Mead Brownell	99.46	0.54

10		To elect Jonathan Dawson	99.44	0.56

11		To re-elect Paul Golby	99.48	0.52

12		To re-elect Ruth Kelly	99.38	0.62

13		To re-elect Maria Richter	96.10	3.90

14		To elect Mark Williamson	99.43	0.57

15		To reappoint the auditors PricewaterhouseCoopers LLP	99.20	0.80

16		To authorise the Directors to set the auditors’ remuneration	99.45	0.55

17		To approve the Directors’ Remuneration Report	99.10	0.90

18		To authorise the Directors to allot ordinary shares	77.47	22.53

19	*	To disapply pre-emption rights	97.95	2.05

20	*	To authorise the Company to purchase its own ordinary shares	99.35	0.65

21	*	To authorise the Directors to hold general meetings on 14 clear days’ notice	87.52	12.48

* Special resolution

As required by the Listing Rules, copies of AGM resolutions numbers 19-21 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
www.nationalgrid.com/corporate/Investor+Relations/AGMInformation/